
SELECTED FINANCIAL DATA
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS

                                           2003*         2002**             2001          2000          1999
                                       ----------------------------------------------------------------------
SALES AND INCOME

Net Sales                                   $243,329      $219,438      $216,037      $248,215      $247,839
Income Before Income Taxes                    35,034        24,809        20,979        37,634        25,877
Net Income                                    26,275        18,607        15,734        26,720        18,631

PER SHARE DATA

Basic                                           1.67          1.20          1.03          1.79          1.24
Diluted                                         1.61          1.16           .98          1.69          1.19
Book Value                                     14.18         11.81         10.62          9.65          7.94

FINANCIAL POSITION (YEAR END)

Current Assets                               127,097        89,775        84,916        92,849        72,547
Current Liabilities                           50,023        34,780        29,692        38,745        36,741
Ratio of Current Assets to
     Current Liabilities                     2.5 to 1      2.5 to 1      2.9 to 1      2.4 to 1      2.0 to 1
Cash, Cash Equivalents, and
     Short-Term Investments                   34,481        28,928        20,891        10,100         9,955
Working Capital                               77,074        54,995        55,224        54,104        35,806
Property, Plant and Equipment-
     Net                                     131,157        99,883        98,454        94,199        84,652
Total Assets                                 314,440       257,701       223,809       221,514       183,406
Long-Term Debt less Current
     Maturities                                   --            --         1,315         9,116         9,740
Shareholders' Equity                         226,869       183,038       163,062       145,813       116,417
Long-Term Debt as a Percentage
     of Shareholders' Equity                       0%            0%            1%            6%            8%

OTHER DATA

Depreciation and Amortization                 13,615        13,571        13,712        12,507        10,375
Research and Development
     Expenses                                 13,665        13,596        12,570        12,493        10,791
Capital Expenditures                          17,951        22,682        18,032        22,744        13,621
Number of Employees (Average)                  1,197         1,251         1,376         1,358         1,197
Net Sales per Employee                           203           175           157           183           207
Number of Shares Outstanding at
     Year-End                             15,995,713    15,496,261    15,356,284    15,102,670    14,664,652


* 2003 consolidated results include three months of operations of Durel Corporation (acquired on September 30, 2003).
** Moldable Composites Division was divested in the fourth quarter of 2002. CONSOLIDATED BALANCE SHEETS


  CONSOLIDATED BALANCE SHEETS
                                                                         December 28,       December 29,
  (Dollars in Thousands, except per share amounts)                           2003               2002
                                                                     -----------------------------------
ASSETS
  Current Assets:
  Cash and Cash Equivalents                                                  $31,476            $22,300
  Short-Term Investments                                                       3,005              6,628
  Accounts Receivable, Less Allowance for Doubtful
    Accounts of $1,446 and $1,102                                             52,981             32,959
  Accounts Receivable, Joint Ventures                                          3,178              1,414
  Note Receivable, Current                                                     2,100              2,100
  Inventories                                                                 27,501             18,069
  Current Deferred Income Taxes                                                4,914              4,985
  Other Current Assets                                                         1,942              1,320
                                                                     ----------------   ----------------
         Total Current Assets                                                127,097             89,775

  Notes Receivable                                                             7,800              9,900
  Property, Plant and Equipment, Net of Accumulated
     Depreciation of $104,885 and $90,285                                    131,157             99,883
  Investments in Unconsolidated Joint Ventures                                10,741             21,860
  Pension Asset                                                                6,886              8,951
  Goodwill                                                                    16,697             16,697
  Other Intangible Assets                                                      8,424              5,507
  Other Assets                                                                 5,638              5,128
                                                                     ----------------   ----------------
         Total Assets                                                       $314,440           $257,701
                                                                     ================   ================




    (Dollars in Thousands, except per share amounts)                         December 28,       December 29,
                                                                                 2003               2002
                                                                         ----------------   ----------------
LIABILITIES AND SHAREHOLDERS' EQUITY

    Current Liabilities:
    Accounts Payable                                                             $20,442            $10,125
    Accrued Employee Benefits and Compensation                                    13,359             10,414
    Accrued Income Taxes Payable                                                   9,104              8,249
    Other Accrued Liabilities                                                      7,118              5,992
                                                                         ----------------   ----------------
          Total Current Liabilities                                               50,023             34,780

    Noncurrent Deferred Income Taxes                                              14,058              8,308
    Noncurrent Pension Liability                                                  14,909             22,658
    Noncurrent Retiree Health Care and Life
      Insurance Benefits                                                           6,198              6,197
    Other Long-Term Liabilities                                                    2,383              2,720
    Commitments and Contingencies                                                      -                  -
    Shareholders' Equity:
      Capital Stock, $1 Par Value:
         Authorized Shares 50,000,000; Issued
         Shares 16,326,229 and 15,856,748                                         16,326             15,857
      Additional Paid-In Capital                                                  43,261             36,600
      Retained Earnings                                                          174,320            148,045
      Accumulated Other Comprehensive Income (Loss),
       Net of Taxes                                                                4,895             (4,693)
      Treasury Stock (330,516 and 360,487 shares)                                (11,933)           (12,771)
                                                                         ----------------   ----------------
            Total Shareholders' Equity                                           226,869            183,038
                                                                         ----------------   ----------------
            Total Liabilities and Shareholders' Equity                          $314,440           $257,701
                                                                         ================   ================



The accompanying notes are an integral part of the consolidated financial statements.


CONSOLIDATED STATEMENTS OF INCOME

For each of the years in the three-year period ended December 28, 2003

(Dollars in Thousands, Except Per Share Amounts)                2003              2002            2001
                                                           -------------  ----------------  --------------

Net Sales                                                      $243,329          $219,438        $216,037

Cost of Sales                                                   164,789           150,183         149,179
Selling and Administrative Expenses                              43,304            39,335          39,247
Research and Development Expenses                                13,665            13,596          12,570
Acquisition and Restructuring Costs                                  --             2,150           1,995
                                                           -------------  ----------------  --------------
Total Costs and Expenses                                        221,758           205,264         202,991
                                                           -------------  ----------------  --------------

Operating Income                                                 21,571            14,174          13,046

Equity Income in Unconsolidated Joint Ventures                    6,571             8,705           3,123
Other Income Less Other Charges                                   6,572             2,156           4,830
Interest Income (Expense), Net                                      320              (226)            (20)
                                                           -------------  ----------------  --------------

Income Before Income Taxes                                       35,034            24,809          20,979

Income Taxes                                                      8,759             6,202           5,245

                                                           -------------  ----------------  --------------
Net Income                                                      $26,275           $18,607         $15,734
                                                           =============  ================  ==============

Net Income Per Share:
   Basic                                                          $1.67             $1.20           $1.03
                                                           -------------  ----------------  --------------

   Diluted                                                        $1.61             $1.16           $0.98
                                                           -------------  ----------------  --------------

Shares Used in Computing:
   Basic                                                     15,774,744        15,470,697      15,274,479
                                                           -------------  ----------------  --------------

   Diluted                                                   16,318,885        16,023,273      16,001,965
                                                           -------------  ----------------  --------------



The accompanying notes are an integral part of the consolidated financial statements.



CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

For each of the years in the three-year period ended December 28, 2003

(Dollars in Thousands, Except Capital Stock Amounts)

                                                                         Accumulated
                                                Additional                  Other                      Total
                                 Capital Stock    Paid-In    Retained   Comprehensive   Treasury   Shareholders'
                                                  Capital     Earnings   Income (Loss)    Stock        Equity
------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2000       $15,485,570      $32,262   $113,704         $(2,203)  $(13,436)       $145,813
Comprehensive Income:
   Net Income                                                   15,734                                     15,734
   Other Comprehensive Loss:
      Foreign currency
         translation                                                              (793)                      (793)
      Minimum pension
         liability                                                              (1,034)                    (1,034)
                                                                                                  ----------------
   Total Comprehensive Income                                                                              13,907
Stock Options Exercised                307,051        2,519                                                 2,826
Stock Issued to Directors               11,571          459                                                   470
Shares Reacquired and
   Cancelled                           (65,008)      (2,032)                                               (2,097)
Tax Benefit on Stock Options
   Exercised                                          2,143                                                 2,143
------------------------------------------------------------------------------------------------------------------
Balance at December 30, 2001        15,739,184       35,351    129,438          (4,030)   (13,436)        163,062

Comprehensive Income:
   Net Income                                                   18,607                                     18,607
   Other Comprehensive Income
      (Loss):
      Foreign currency
         translation                                                             4,172                      4,172
      Minimum pension
         liability                                                              (4,835)                    (4,835)
                                                                                                  ----------------
   Total Comprehensive Income                                                                              17,944
Stock Options Exercised                152,177        1,697                                                 1,849
Stock Issued to Directors                6,908          319                                                   326
Shares Reacquired and
   Cancelled                           (41,521)      (1,262)                                               (1,303)
Treasury Stock Issuance                                (139)                                  665             526
Tax Benefit on Stock Options
   Exercised                                            634                                                   634
------------------------------------------------------------------------------------------------------------------
Balance at December 29, 2002        15,856,748       36,600    148,045          (4,693)   (12,771)        183,038

Comprehensive Income:
   Net Income                                                   26,275                                     26,275
   Other Comprehensive
      Income:
      Foreign currency
         translation                                                             5,864                      5,864
      Minimum pension
         liability                                                               3,724                      3,724
                                                                                                  ----------------
Total Comprehensive Income                                                                                 35,863
Stock Options Exercised                561,610        6,528                                                 7,089
Stock Issued to Directors                7,734          232                                                   240
Shares Reacquired and
   Cancelled                           (99,863)      (3,307)                                               (3,407)
Treasury Stock Issuance                                (259)                                  838             579
Tax Benefit on Stock Options
   Exercised                                          3,467                                                 3,467
------------------------------------------------------------------------------------------------------------------
Balance at December 28, 2003       $16,326,229      $43,261   $174,320          $4,895   $(11,933)       $226,869
------------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of the consolidated financial statements.



CONSOLIDATED STATEMENTS OF CASH FLOWS

For each of the years in the three-year period ended December 28, 2003

(Dollars in thousands)
                                                                                2003       2002          2001
                                                                         -------------------------------------
CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES:
Net Income                                                                   $26,275    $18,607       $15,734
Adjustments to Reconcile Net Income to Cash Provided by
   Operating Activities:
      Depreciation and Amortization                                           13,615     13,571        13,712
      Deferred Income Taxes                                                    4,828      2,561          (395)
      Tax Benefit Related to Stock Award Plans                                 3,467        634         2,143
      Equity in Undistributed Income of Unconsolidated Joint
         Ventures, Net                                                        (6,571)    (8,705)       (3,123)
      Loss (Gain) on Disposition of Assets                                       250        860          (103)
      Noncurrent Pension and Postretirement Benefits                          (3,559)     2,954         1,489
      Other, Net                                                                (241)      (908)         (584)
Changes in Operating Assets and Liabilities Excluding
   Effects of Acquisition and Disposition of Assets:
      Accounts Receivable                                                    (11,579)   (10,207)       13,158
      Inventories                                                             (1,664)     3,627         4,771
      Other Current Assets                                                      (453)      (170)           14
      Accounts Payable and Other Accrued Liabilities                           5,294      3,203        (7,801)
                                                                         -------------------------------------

         Net Cash Provided by Operating Activities                            29,662     26,027        39,015

CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES:
Capital Expenditures                                                         (17,951)   (22,682)      (18,032)
Acquisition of Business, Net of Cash Acquired                                (17,656)    (8,060)       (2,000)
Disposition of Business                                                           --     10,300            --
Proceeds from Repayments of Loans to Joint Ventures                               --      5,000            --
Proceeds from (Investment in) Notes Receivable                                 2,100     (1,500)           --
Proceeds from (Purchase of) Short-Term Investments                             3,624     (6,628)           --
Proceeds from Sale of Property, Plant and Equipment                               --         --           225
Dividends Received from (Investment in) Unconsolidated Joint Ventures          4,494      2,962        (1,417)
Proceeds from Other Investing Activities                                         568         --            --
                                                                         -------------------------------------

         Net Cash Used in Investing Activities                               (24,821)   (20,608)      (21,224)

CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES:
Proceeds from Short- and Long-Term Borrowings                                     --      4,463         1,830
Repayments of Debt Principal                                                      --     (6,522)       (9,733)
Repayment of Life Insurance Loans                                                 --     (3,087)           --
Proceeds from Disposition of Treasury Stock                                      579        526            --
Proceeds from Sale of Capital Stock, Net                                       3,682        673           729
                                                                         -------------------------------------

         Net Cash Provided by (Used in) Financing Activities                   4,261     (3,947)       (7,174)

Effect of Exchange Rate Changes on Cash                                           74        (63)          174
                                                                         -------------------------------------

Net Increase in Cash and Cash Equivalents                                      9,176      1,409        10,791
Cash and Cash Equivalents at Beginning of Year                                22,300     20,891        10,100
                                                                         -------------------------------------

Cash and Cash Equivalents at End of Year                                     $31,476    $22,300       $20,891
                                                                         -------------------------------------

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING ACTIVITIES:
   Note Received from Sale of Business                                           $--    $10,500           $--
   Escrow Associated with Divestiture of Business                                 --        200            --
   Receivable for Closing Balance Sheet Adjustments                               --        509            --


The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

Rogers Corporation manufactures specialty materials, which are sold to targeted markets around the world. These specialty materials are grouped into three distinct business segments (see Note K). High Performance Foams include urethane foams, silicone materials, and polyolefin foams. These foams are sold principally to manufacturers in the communications, computer, imaging, transportation, and consumer markets. Printed Circuit Materials include circuit board laminates for high frequency printed circuits, flexible circuit board laminates for flexible interconnections, and industrial laminates for shielding of radio and electromagnetic interference. Printed Circuit Materials are sold principally to printed circuit board manufacturers and equipment manufacturers for applications in the computer, communications, and consumer markets. Polymer Materials and Components are composed of elastomer components, nitrophyl floats, electroluminescent lamps and inverters, nonwoven materials, and busbars for power distribution. Polymer Materials and Components are sold principally to the imaging, transportation, consumer, and communications markets.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Rogers Corporation and its wholly-owned subsidiaries (the "Company"), after elimination of significant intercompany accounts and transactions. Certain prior period amounts have been reclassified to conform to the current year presentation.

CASH EQUIVALENTS

Highly liquid investments with original maturities of three months or less are considered cash equivalents. These investments are stated at cost, which approximates market value.

SHORT-TERM INVESTMENTS

Short-term investments represent investments in fixed and floating rate financial instruments with maturities of twelve months or less from time of purchase. They are classified as held-to-maturity as the Company has the ability and intent to hold these investments to the maturity date and they are recorded at amortized cost. The fair market value of held-to-maturity securities approximates amortized cost at December 28, 2003 and December 29, 2002.

INVESTMENTS IN UNCONSOLIDATED JOINT VENTURES

The Company accounts for its investments in and advances to unconsolidated joint ventures, all of which are 50% owned, using the equity method.

FOREIGN CURRENCY TRANSLATION

All balance sheet accounts of foreign subsidiaries are translated at rates of exchange in effect at each year-end, and income statement items are translated at the average exchange rates for the year. Resulting translation adjustments are made directly to a separate component of shareholders' equity. Currency transaction adjustments, which are not material, are reported as income or expense.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

In circumstances where the Company is aware of a specific customer's inability to meet its financial obligations, an allowance is established. The majority of accounts are individually evaluated on a regular basis and appropriate allowances are established as deemed appropriate. The remainder of the allowance is based upon historical trends and current market assessments.

INVENTORIES

Inventories are valued at the lower of cost or market. Certain inventories, amounting to $1,853,000 at December 28, 2003, and $3,302,000 at December 29, 2002, or 7% and 18% of total Company inventories in the respective periods, are valued by the last-in, first-out ("LIFO") method. The cost of the remaining portion of the inventories was determined principally on the basis of standard costs, which approximate actual first-in, first-out ("FIFO") costs.

Inventories consist of the following:

(Dollars in thousands)                     December 28,    December 29,
                                                2003            2002
                                          --------------------------------
Raw materials                                      $6,230          $4,438
Work-in-process                                    13,190           5,606
Finished goods                                      8,081           8,025
                                          --------------------------------
                                                  $27,501         $18,069
                                          ================================

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is stated on the basis of cost, including capitalized interest. For financial reporting purposes, provisions for depreciation are calculated on a straight-line basis over the following estimated useful lives of the assets:

    Years

    Buildings                           20 -- 45
    Building improvements               10 -- 25
    Machinery and equipment              5 -- 15
    Office equipment                     3 -- 10

GOODWILL AND INTANGIBLE ASSETS

Goodwill, representing the excess of the cost over the net tangible and identifiable assets of acquired businesses, is stated at cost. Prior to 2002, goodwill was being amortized on a straight-line method over periods ranging from 10-40 years. Beginning with the first quarter of 2002 the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets". SFAS No. 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives. The statement requires that these assets be reviewed for impairment at least annually. All other intangible assets are amortized over their estimated useful lives. The Company performed its impairment analysis during 2003 and 2002 and determined that the long-lived assets were not impaired.

Goodwill is considered to be impaired when the net book value of a reporting unit exceeds its estimated fair value. Fair values are primarily established using a discounted cash flow methodology. The determination of discounted cash flows is based on the businesses' strategic plans and long-range planning forecasts. The revenue growth rates included in the plans are management's best estimates based on current and forecasted market conditions, and the profit margin assumptions are projected by each segment based on the current cost structure and anticipated cost reductions. If different assumptions were used in these plans, the related undiscounted cash flows used in measuring impairment could be different and could result in impairment being assessed, which would be required to be recorded.

Purchased patents and licensed technology are capitalized and amortized on a straight-line basis over their estimated useful lives, generally from 2 to 17 years.

The following table presents the Company's results of operations to exclude amounts no longer being amortized under SFAS No. 142:



(Dollars in Thousands, except per share amounts)                      2003           2002           2001
                                                            ---------------------------------------------

Reported net income                                                $26,275        $18,607        $15,734
Adjustment:
 Goodwill amortization                                                   -              -            765
                                                            ---------------------------------------------
Adjusted net income                                                $26,275        $18,607        $16,499
                                                            ---------------------------------------------

Basic net income per share
 Reported                                                            $1.67          $1.20          $1.03
 Adjusted                                                             1.67           1.20           1.08

Diluted net income per share
 Reported                                                             1.61           1.16           0.98
 Adjusted                                                             1.61           1.16           1.03



ENVIRONMENTAL AND PRODUCT LIABILITY

Environmental investigatory, remediation, operating, and maintenance costs are accrued when it is probable that a liability has been incurred and the amount can be reasonably estimated. The most likely cost to be incurred is accrued based on an evaluation of currently available facts with respect to each individual site, including existing technology, current laws and regulations, and prior remediation experience. Where no amount within a range of estimates is more likely, the minimum is accrued. For sites with multiple potential responsible parties, the Company considers its likely proportionate share of the anticipated remediation costs and the ability of the other parties to fulfill their obligations in establishing a provision for those costs. Liabilities with fixed or reliably determinable future cash payments are discounted. Accrued environmental liabilities are only reduced by potential insurance reimbursements when they have been confirmed or received from the insurance company.

Product liability claims are accrued on the occurrence method based on insurance coverage and deductibles in effect at the date of the incident and management's assessment of the probability of loss when reasonably estimable.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Management believes that the carrying values of financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, accounts payable, and accrued liabilities approximate fair value as a result of the short-term maturities of these instruments.

CONCENTRATION OF CREDIT RISK

The Company extends credit on an uncollateralized basis to almost all customers. Concentration of credit and geographic risk with respect to accounts receivable is limited due to the large number and general dispersion of accounts which constitute the Company's customer base. The Company periodically performs credit evaluations of its customers. At December 28, 2003 and December 29, 2002, there were no customers accounting for greater than ten percent of the Company's accounts receivable. The Company has not experienced significant credit losses on customers' accounts.

The Company invests its excess cash principally in investment grade government and corporate debt securities. The Company has established guidelines relative to diversification and maturities that maintain safety and liquidity. These guidelines are periodically reviewed and modified to reflect changes in market conditions. The Company has not experienced any significant losses on its cash equivalents or short-term investments.

INCOME TAXES

The Company recognizes income taxes under the liability method. No provision is made for U.S. income taxes on the undistributed earnings of consolidated foreign subsidiaries because such earnings are substantially reinvested in those companies for an indefinite period. Provision for the tax consequences of distributions, if any, from consolidated foreign subsidiaries is recorded in the year the distribution is declared.

REVENUE RECOGNITION

Revenue is recognized upon delivery of goods and transfer of title to customers, when persuasive evidence of an arrangement exists, the price is fixed or determinable, and collection is reasonably assured.

NET INCOME PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:



(Dollars in Thousands, Except Per Share Amounts)                     2003           2002           2001
                                                           ---------------------------------------------
Numerator:
   Net income                                                     $26,275        $18,607        $15,734

Denominator:
   Denominator for basic earnings per share -
      weighted-average shares                                  15,774,744     15,470,697     15,274,479
   Effect of stock options                                        544,141        552,576        727,486
                                                          ---------------------------------------------
Denominator for diluted earnings per share -
      adjusted weighted-average shares and
      assumed conversions                                      16,318,885     16,023,273     16,001,965
                                                           =============================================
Basic earnings per share                                            $1.67          $1.20          $1.03
                                                           =============================================
Diluted earnings per share                                          $1.61          $1.16          $0.98
                                                           =============================================


USE OF ESTIMATES

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

HEDGING ACTIVITY

The Company, on occasion, uses derivative instruments, including swaps, forward contracts, and options, to manage certain foreign currency and interest rate exposures. Derivative instruments are viewed as risk management tools by the Company and are not used for trading or speculative purposes. Derivatives used for hedging purposes must be designated and effective as a hedge of the identified risk exposure at the inception of the contract. Accordingly, changes in fair value of the derivative contract must be highly correlated with changes in the fair value of the underlying hedged item at inception of the hedge and over the life of the hedge contract.

Derivatives used to hedge forecasted cash flows associated with foreign currency commitments or forecasted commodity purchases are accounted for as cash flow hedges. Gains and losses on derivatives designated as cash flow hedges are recorded in other comprehensive income and reclassified to earnings in a manner that matches the timing of the earnings impact of the hedged transactions. The ineffective portion of all hedges, if any, is recognized currently in earnings.

ADVERTISING COSTS

Advertising is expensed as incurred and amounted to $1,387,000, $1,303,000, and $1,694,000 for 2003, 2002, and 2001, respectively.

TREASURY STOCK

From time to time the Company's Board of Directors authorizes the repurchase, at management's discretion, of shares of the Company's capital stock. The most recent regular authorization was approved on August 17, 2000 and provided for the repurchase of up to an aggregate of $2,000,000 in market value of such stock. On October 24, 2001, the Company's Board of Directors authorized, at management's discretion, the repurchase of shares of the Company's capital stock in order to provide participants in the Rogers Corporation Global Stock Ownership Plan For Employees (see Note I), an employee stock purchase plan, with shares of such stock. In 2003, a total of 29,971 shares of Treasury Stock were used to fund the Company's obligation for the Rogers Corporation Global Stock Ownership Plan For Employees. At December 28, 2003 and December 29, 2002, Treasury Stock totaled 330,516 and 360,487 shares, respectively, and is shown at cost on the balance sheet as a reduction of Shareholders' Equity.

STOCK-BASED COMPENSATION

Under various plans, the Company may grant stock and stock options to directors, officers, and other key employees. Stock-based compensation awards are accounted for using the intrinsic value method prescribed in APB 25, "Accounting for Stock Issued to Employees" and related interpretations. Stock-based compensation costs for stock options are not reflected in net income as all options granted under the plans had an exercise price equal to market value of the underlying common stock on the date of the grant. Stock-based compensation costs for stock awards are reflected in net income over the awards' vesting period.

The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized in the financial statements for the stock option plans. Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant date for awards in 2003, 2002, and 2001, consistent with the provisions of SFAS No. 123, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:



(Dollars in Thousands, Except Per Share Amounts)
                                                                    2003           2002         2001
                                                            -----------------------------------------

Net income, as reported                                          $26,275        $18,607      $15,734
Less:  Total stock-based compensation expense determined
 under Black-Scholes option pricing model, net of related
 tax effect                                                        2,694          2,283        2,965
                                                            -----------------------------------------
Pro forma net income                                             $23,581        $16,324      $12,769
                                                            -----------------------------------------

Basic earnings per share:
 As Reported                                                       $1.67          $1.20        $1.03
 Pro Forma                                                          1.49           1.06         0.84

Diluted earnings per share:
 As Reported                                                        1.61           1.16         0.98
 Pro Forma                                                          1.45           1.01         0.80



The effects on pro forma net income and earnings per share of expensing the estimated fair value of stock options are not necessarily representative of the effects on reported net income for future years, due to such things as the vesting period of the stock options, and the potential for issuance of additional stock options in future years.

An average vesting period of three years was used for the assumption regarding stock options issued in 2003, 2002, and 2001. Regular options granted to officers and other key U.S. employees usually become exercisable in one-third increments beginning on the second anniversary of the grant date.

RECENT ACCOUNTING STANDARDS

FASB Interpretation No. 46

In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin ("ARB") No. 51," ("FIN 46"). FIN 46 clarifies the application of ARB No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. Certain disclosure requirements of FIN 46 were effective for financial statements issued after January 31, 2003.

In December 2003, the FASB issued FIN No. 46 (revised December
2003),"Consolidation of Variable Interest Entities" ("FIN 46-R") to address certain FIN 46 implementation issues. The effective dates and impact of FIN 46 and FIN 46-R are as follows:

(i) Special purpose entities ("SPEs") created prior to February 1, 2003: The Company must apply either the provisions of FIN 46 or early adopt the provisions of FIN 46-R at the end of the first interim or annual reporting period ending after December 15, 2003.

(ii) Non-SPEs created prior to February 1, 2003: The Company is required to adopt FIN 46-R at the end of the first interim or annual reporting period ending after March 15, 2004.

(iii) All entities, regardless of whether an SPE, that were created subsequent to January 31, 2003: The provisions of FIN 46 were applicable for variable interests in entities obtained after January 31, 2003. The Company is required to adopt FIN 46-R at the end of the first interim or annual reporting period ending after March 15, 2004.

The adoption of the provisions applicable to SPEs and all other variable interests obtained after January 31, 2003 did not have a material impact on the Company's financial statements as the Company did not enter into any such arrangements subsequent to January 31, 2003. For arrangements existing prior to January 31, 2003, the Company determined that it had one variable interest entity; however, the Company was not the primary beneficiary and, as such, did not have to consolidate in accordance with FIN 46. The Company is currently evaluating the impact of adopting FIN 46-R applicable to non-SPEs created prior to February 1, 2003, but does not expect a material impact.

FASB Staff Position No. 150-3

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity". SFAS No. 150 requires that an issuer classify certain financial instruments as liabilities. SFAS No. 150 was effective for financial instruments entered into or modified after May 31, 2003, and was effective at the beginning of the first interim period beginning after June 15, 2003 for all other instruments. The adoption of the statement in July 2003 did not have a material impact on the Company's results of operations or financial position.

Subsequent to adoption, on November 7, 2003, the FASB issued FASB Staff Position ("FSP") 150-3, "Effective Date, Disclosures, and Transition for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests under FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity". FSP 150-3 deferred the effective date of SFAS No. 150 for certain mandatorily redeemable non-controlling interests until the first quarter of 2004. The adoption of FSP 150-3 will have no impact on Rogers' results of operations or financial position.

NOTE B - PROPERTY, PLANT AND EQUIPMENT

(Dollars in Thousands)                  December 28,       December 29,
                                               2003               2002
                                    ----------------   ----------------
Land                                        $10,978             $5,433
Buildings and improvements                   89,372             61,905
Machinery and equipment                     103,815             83,357
Office equipment                             19,466             17,242
Installations in process                     12,411             22,231
                                    ----------------   ----------------
                                            236,042            190,168
Accumulated depreciation                   (104,885)           (90,285)
                                    ----------------   ----------------
                                           $131,157            $99,883
                                    ================   ================

Depreciation expense was $13,522,000 in 2003, $13,521,000 in 2002, and
$12,947,000 in 2001.

NOTE C - GOODWILL AND OTHER INTANGIBLE ASSETS

Identifiable intangible assets are comprised of the following:

-0-
                                     December 28, 2003 December 29, 2002
(Dollars in Thousands)
                                     ------------------------------------

Trademarks and patents                          $2,724            $1,579
Technology                                       5,684             4,200
Covenant not to compete                            981               600
                                     ------------------------------------
                                                 9,389             6,379
Accumulated amortization                          (965)             (872)
                                     ------------------------------------
                                                $8,424            $5,507
                                     ====================================

Amortization expense for 2003, 2002, and 2001 amounted to $93,000, $50,000, and $765,000, respectively. Estimated amortization expense during each of the next 5 years is expected to be between $100,000 and $150,000.

The changes in the carrying amount of goodwill for the two-year period ended December 28, 2003, by segment, is as follows:


                                                                              Polymer
                                                  High         Printed     Materials and
                                               Performance     Circuit       Components
(Dollars in Thousands)                            Foams        Materials                     Total
                                             ---------------------------------------------------------

Balance as of December 30, 2001                      $8,500        $6,100            $764     $15,364
Polyolefin foam acquisition in
   fiscal 2002 (Note M)                               2,626            --              --       2,626
                                             ---------------------------------------------------------
Balance as of December 29, 2002 and
 December 28,2003                                  $ 11,126       $ 6,100           $ 764    $ 17,990
                                             =========================================================


NOTE D - SUMMARIZED FINANCIAL INFORMATION OF UNCONSOLIDATED JOINT VENTURES AND RELATED PARTY TRANSACTIONS

As of December 28, 2003, the Company has three joint ventures, each 50% owned, that are accounted for by the equity method. On September 30, 2003, the Company acquired the remaining 50% interest in Durel Corporation ("Durel") from 3M and, as of the acquisition date, included Durel's operations in the Company's consolidated results. Equity income of $6,571,000, $8,705,000, and $3,123,000 for 2003, 2002 and 2001, respectively, relates to the following joint ventures:




Joint Venture                                    Location   Business Segment            Fiscal Year-End
----------------------------------------------------------------------------------------------------------
Rogers Inoac Corporation ("RIC")                 Japan      High Performance Foams      October 31
Polymide Laminate Systems, LLC ("PLS")           U.S.       Printed Circuit Materials   December 31
Rogers Chang Chun Technology Co., Ltd. ("RCCT")  Taiwan     Printed Circuit Materials   December 31



Equity income related to Durel is included for the first nine months of 2003 and the full year 2002 and 2001.

The summarized financial information for these joint ventures is included in the following tables. Note that there is a difference between the Company's investment in unconsolidated joint ventures and its one-half interest in the underlying shareholders' equity of the joint ventures due primarily to two factors. First, the Company's major initial contribution to one of the joint ventures was technology that was valued differently by the joint venture than it was on the Company's books. Secondly, the translation of foreign currency at current rates differs from that at historical rates. Correspondingly, there is a difference between the Company's recorded investment in unconsolidated joint ventures and a 50% share of the equity of those joint ventures. Also, financial information for the years-ended December 28, 2003 and December 29, 2002 includes nine months and twelve months of Durel's results of operations, respectively. Finally, the balance sheet information as of December 28, 2003 excludes Durel amounts, which were consolidated as of September 30, 2003.


SUMMARIZED INFORMATION FOR JOINT VENTURES

(Dollars in Thousands)                          December 28,      December 29,
                                                         2003              2002
                                              ---------------   ---------------
Current Assets                                       $24,360           $44,386
Noncurrent Assets                                      7,619            30,218
Current Liabilities                                    9,817            24,412
Noncurrent Liabilities                                     5               668
Shareholders' Equity                                  22,158            49,524



(Dollars in Thousands)                                             Year Ended
                                              ----------------------------------------------------
                                                    December          December       December 30,
                                                      28,2003           29,2002               2001
                                              ---------------   ---------------   ----------------
Net Sales                                           $106,432          $136,861           $121,763
Gross Profit                                          38,558            50,836             33,050
Net Income                                            13,033            17,790              5,928





    Other Information:

(Dollars in Thousands)                                 2003              2002              2001
                                              --------------   ---------------   ---------------

Commission Income from PLS                           $3,472            $3,601            $3,811
50% Loan Guarantee for Durel
   Corporation                                           --                --             3,877
Loan to Durel Corporation                                --                --             5,000


NOTE D - SUMMARIZED FINANCIAL INFORMATION OF UNCONSOLIDATED JOINT VENTURES AND RELATED PARTY TRANSACTIONS, CONTINUED

Durel Corporation, which had a 50% indirect loan guarantee from the Company, met its obligations under the financing arrangement during the second half of 2002. No payments were required and no losses were incurred under this guarantee by the Company. This guarantee was terminated with the repayment of this debt.

Durel repaid its loan in full to the Company during 2002. The arrangement expired in September of 2002 and was not extended.

Sales made between the unconsolidated joint ventures and the Company were immaterial in all years presented above.

NOTE E - PENSION BENEFITS AND OTHER POSTRETIREMENT BENEFIT PLANS PENSIONS

The Company has two qualified noncontributory defined benefit pension plans covering substantially all U.S. employees. The plans provide defined benefits based on years of service and final average salary. The Company also has established a nonqualified unfunded noncontributory defined benefit pension plan to restore certain retirement benefits that might otherwise be lost due to limitations imposed by federal law on qualified pension plans. Also, Durel had a qualified noncontributory defined benefit pension plan covering substantially all of its employees. As a result of the acquisition, the Company terminated the Durel plan effective December 31, 2003 and brought qualified employees into the Rogers' defined benefit plan beginning on January 1, 2004.

In addition, the Company sponsors three unfunded defined benefit health care and medical and life insurance plans for retirees. The measurement date for all plans for 2003 and 2002 is December 28, 2003 and December 29, 2002, respectively.


    Obligations and Funded Status

                                                                      Other
                                        Pension Benefits     Postretirement Benefits
                                     ----------------------  -----------------------
(In Thousands)                              2003      2002           2003      2002
                                     ----------------------  -----------------------
Change in benefit obligation:
 Benefit obligation at beginning
    of year                              $88,832   $74,090         $6,328    $5,654
 Service cost                              2,731     2,518            412       389
 Interest cost                             6,118     5,571            458       407
 Actuarial losses                          7,695     9,571          2,382       524
 Benefit payments                         (4,243)   (3,644)          (669)     (433)
 Acquisitions                              4,699        --             --        --
 Curtailment                                  --    (1,742)            --      (213)
 Plan amendments                              (6)    2,468             --        --
                                     ----------------------  -----------------------
 Benefit obligation at end of
    year                                $105,826   $88,832         $8,911    $6,328
                                     ======================  =======================
Change in plan assets:
 Fair value of plan assets
    at beginning of year                 $60,542   $65,160            $--       $--
 Actual return on plan assets             18,455    (4,474)            --        --
 Employer contributions                    5,824     3,449            669       433
 Benefit payments                         (4,243)   (3,593)          (669)     (433)
 Acquisitions                              3,282        --             --        --
                                     ----------------------  -----------------------
 Fair value of plan assets
    at end of year                       $83,860   $60,542            $--       $--
                                     ======================  =======================

Funded status                           $(21,966) $(28,291)       $(8,911)  $(6,328)
Unrecognized net (gain)/loss              16,627    22,783          2,013      (369)
Unrecognized prior service cost            4,019     4,734             --        --
Unrecognized transition asset                 --      (314)            --        --
                                     ----------------------  -----------------------
Accrued benefit cost at end of
    year                                 $(1,320)  $(1,088)       $(6,898)  $(6,697)
                                     ======================  =======================

Amounts recognized in the statement of financial position consist of:



                                                                      Other
                                        Pension Benefits     Postretirement Benefits
                                     ----------------------  -----------------------
(In Thousands)                              2003      2002           2003      2002
                                     ----------------------  -----------------------
Prepaid benefit cost                      $4,567    $4,294            $--       $--
Accrued benefit liability                (14,680)  (22,701)        (6,898)   (6,697)
Intangible asset                           2,319     4,838             --        --
Deferred tax asset                         2,460     4,743             --        --
Accumulated other comprehensive
   Loss                                    4,014     7,738             --        --
                                     ----------------------  -----------------------
Net amount recognized at end of
   year                                  $(1,320)  $(1,088)       $(6,898)  $(6,697)
                                     ======================  =======================



NOTE E - PENSION BENEFITS AND OTHER POSTRETIREMENT BENEFIT PLANS, CONTINUED

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with an accumulated benefit obligation in excess of plan assets were $105,826,000 $92,781,000 and $83,860,000, respectively, as of December 28, 2003, and $88,832,000, $78,948,000 and
$60,542,000, respectively, as of December 29, 2002.


Components of Net Periodic Benefit Cost
                                                                                Other
                                            Pension Benefits           Postretirement Benefits
                                      ----------------------------   ---------------------------
(In Thousands)                            2003     2002     2001      2003     2002     2001
                                      ---------------------------    ---------------------------

Service cost                            $2,731   $2,518   $2,120      $412     $389     $282
Interest cost                            6,112    5,571    4,897       458      407      359
Expected return on plan assets          (5,730)  (6,191)  (5,819)       --       --       --
Amortization of prior service cost         715      969      509        --       (5)     (92)
Amortization of net (gain) loss          1,125      219      156        --       --       --
Transition cost                           (314)    (356)    (355)       --       --       --
Curtailment (Gain)/Loss                     --      613       --        --     (213)      --
                                      ---------------------------    ---------------------------
Net periodic benefit costs              $4,639   $3,343   $1,508      $870     $578     $549
                                      ===========================    ===========================




Additional Information

                                                                                 Other
                                            Pension Benefits            Postretirement Benefits
                                     ------------------------------  -----------------------------
(In Thousands)                            2003      2002      2001     2003     2002         2001
                                     ------------------------------  -----------------------------
(Decrease) increase in minimum
  liability included in other
  comprehensive income                 $(6,007)   $7,799       $--      $--      $--          $--



Assumptions

Weighted-average assumptions used to determine benefit obligations at year end:

                                                                                      Other
                                             Pension Benefits                Postretirement Benefits
                                     ---------------------------------  ---------------------------------
                                                2003             2002              2003             2002
                                     ---------------------------------  ---------------------------------
Discount rate                                   6.25%            6.75%             6.25%            6.75%
Rate of compensation increase                   4.00%            4.00%               --               --



Weighted-average assumptions used to determine net benefit cost for years ended:

                                                                                       Other
                                              Pension Benefits                Postretirement Benefits
                                      ---------------------------------  ---------------------------------
                                                2003              2002            2003               2002
                                      ---------------------------------  ---------------------------------
 Discount rate                                  6.75%             7.25%           6.75%              7.25%
 Expected long-term rate of return on
  plan assets                                   9.00%             9.40%             --                 --
 Rate of compensation increase                  4.00%             4.00%             --                 --



For measurement purposes as of December 28, 2003, Rogers assumed an annual healthcare cost trend rate of 10% for covered healthcare benefits in 2004. The rate was assumed to decrease gradually to 5% in 2009 and remain at that level thereafter. As of December 29, 2002, Rogers assumed an annual healthcare cost trend rate of 8.5% for covered healthcare benefits in 2003. The rate was assumed to decrease gradually to 5% in 2008 and remain at that level thereafter. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:



                                                       One-Percentage-    One-Percentage-
                                                        Point Increase     Point Decrease
                                                     --------------------------------------
Effect on total of service and interest cost                    $96,495           $(84,514)
Effect on other postretirement benefit
  obligation                                                   $537,713          $(497,227)


Plan Assets

Rogers' pension plan weighted-average asset allocations at December 28, 2003 and December 29, 2002, by asset category are as follows:

                        Current Target
                           Allocation              Plan Assets
     Asset Category                                at December
--------------------------------------------------------------------------
                                   2004            2003              2002
--------------------------------------------------------------------------

Equity securities                    65%             67%               49%
Debt securities                      35%             33%               51%
                                        ----------------------------------
      Total                                         100%              100%
                                        ==================================

Investment Strategy

Rogers' pension assets are invested with the objective of achieving a total rate of return over the long-term that is sufficient to fund future pension obligations. Overall investment risk is mitigated by maintaining a diversified portfolio of assets (as reflected in the above tables).

Asset allocation target ranges were established to meet the Company's investment objectives. The Company determined the long-term rate of return on plan assets based on several factors, including its asset allocation targets and the historical and projected performance on those asset classes and on the plan's current asset composition.

Medicare Prescription Drug, Improvement and Modernization Act of 2003

On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act") was signed into law. The Act expands Medicare, primarily adding a prescription drug benefit for Medicare-eligible retirees starting in 2006. The Company anticipates that the benefits it pays after 2006 will be lower as a result of the new Medicare provisions; however, the retiree medical obligations and costs reported herein do not reflect the impact of this legislation. Financial Accounting Standards Board Staff Position No. 106-1 permits Company's to defer the recognition of the new Medicare provisions' impact due to unresolved questions about some of the new Medicare provisions and a lack of authoritative accounting guidance about certain matters related to the Act. The final accounting guidance, once available, could require changes to previously reported information.

Cash Flows

Contributions

At the current time, the Company has met the minimum funding requirements for its qualified defined benefit pension plans and is therefore not required to make a contribution to the plans in 2004. In 2003 and 2002, the Company made voluntary annual contributions to the pension plans of approximately $5.6 million and $3.2 million, respectively. The Company will most likely make a voluntary contribution to the pension plans in 2004 for an amount consistent with the trend established in prior years. For the nonqualified defined benefit plans and the postretirement welfare plan, the Company will contribute the amount of benefit payments made during the year.

Estimated Future Payments

The following benefit payments, which reflect expected future employee service, as appropriate, are expected to be paid through the utilization of plan assets. The benefit payments are based on the same assumptions used to measure the Company's benefit obligation at the end of fiscal 2003.

(Dollars in thousands)                           Other Postretirement
                           Pension Benefits             Benefits
                           --------------------------------------------------
       2004                $3,823                        $658
       2005                 4,071                         670
       2006                 4,311                         707
       2007                 4,503                         740
       2008                 4,713                         775
  2009-2013                28,692                       3,961

NOTE F - EMPLOYEE SAVINGS AND INVESTMENT PLAN

The Company sponsors the Rogers Employee Savings and Investment Plan ("RESIP") for domestic employees. Prior to 2003, the plan allowed such employees to contribute up to 18% of their compensation through payroll deductions. Effective January 1, 2003, the plan limitation of 18% on employee pretax contributions was eliminated. Employees are now able to defer a percentage or flat amount they choose, up to the yearly IRS limit, which is $12,000 in 2003 and $13,000 in 2004. Currently up to 5% of an eligible employee's annual pre-tax contribution is matched at a rate of 50% by the Company. In 2003, 2002 and 2001, 100% of the Company's matching contribution was invested in Company stock. RESIP related expense amounted to $771,000 in 2003, $813,000 in 2002, and $934,000 in 2001,
including Company matching contributions of $771,000, $813,000, and $903,000, respectively.

Also effective January 1, 2003, the Company implemented the Economic Growth and Tax Relief Reconciliation Act ("EGTRRA") Age 50 Catch-Up provision. Participants that reached age 50 (or older) by December 31, 2003 were eligible to contribute an additional $2,000 in 2003 and $3,000 in 2004. Therefore, for employees eligible under EGTRRA, the maximum total amount that could be contributed to the RESIP in 2003 and 2004 amounted to $14,000 and $16,000, respectively. There is no Company match for the Catch-Up provision.

NOTE G - DEBT

LONG-TERM DEBT

The Company has an unsecured multi-currency revolving credit agreement with two domestic banks and can borrow up to $50 million, or the equivalent, in certain other foreign currencies. Amounts borrowed under this agreement are to be paid in full by December 8, 2005. The rate of interest charged on outstanding loans can, at the Company's option and subject to certain restrictions, be based on the prime rate or at rates from 50 to 112.5 basis points over a Eurocurrency loan rate. The spreads over the Eurocurrency rate are based on the Company's leverage ratio. Under the arrangement, the ongoing commitment fee varies from
30.0 to 37.5 basis points of the maximum amount that can be borrowed, net of any outstanding borrowings and the maximum amount that beneficiaries may draw under outstanding letters of credit. There were no borrowings pursuant to this arrangement at December 28, 2003 and December 29, 2002. The loan agreement contains restrictive covenants primarily related to total indebtedness, interest expense, capital expenditures and net worth. The Company is in compliance with these covenants.

The Company had designated a 390.2 million Belgian franc loan as a hedge of its net investment in its foreign subsidiaries in Belgium (US$9.1 million at December 31, 2000). On July 6, 2001, the Company repaid the debt at the then current Belgian franc rate, amounting to US$8.2 million. During 2001, the Company recorded $900,000 of net pretax gains related to the hedge in other comprehensive income.

In September 2001, Rogers N.V., a Belgian subsidiary of the Company, signed an unsecured revolving credit agreement with a European bank. This arrangement had a credit limit of 6.2 million Euros and an original expiration date of May 2005. All outstanding balances owed under this credit agreement were repaid in 2002 and the agreement was subsequently cancelled in 2003.

INTEREST

Interest costs incurred during the years 2003, 2002, and 2001 were $340,000, $695,000, and $1,070,000, respectively. Interest paid during the years 2003, 2002, and 2001, was $154,000, $698,000, and $1,050,000, respectively.

RESTRICTION ON PAYMENT OF DIVIDENDS

Pursuant to the multi-currency revolving credit loan agreement, the Company cannot make a cash dividend payment if a default or event of default has occurred and is continuing or shall result from the cash dividend payment.

NOTE H - INCOME TAXES



Consolidated income before income taxes consists of:

(Dollars in Thousands)                    2003            2002                2001
                                  -------------   -------------     ---------------
Domestic                               $28,071         $20,488             $13,144
International                            6,963           4,321               7,835
                                  -------------   -------------     ---------------
                                       $35,034         $24,809             $20,979
                                  =============   =============     ===============




The income tax expense (benefit) in the consolidated statements of income consists of:

(Dollars in Thousands)               Current         Deferred           Total
                                  -------------   --------------   ---------------
 2003:
  Federal                               $1,693           $3,624            $5,317
  International                          2,238              778             3,016
  State                                     --              426               426
                                  -------------   --------------   ---------------
                                        $3,931           $4,828            $8,759
                                  =============   ==============   ===============

 2002:
  Federal                               $2,946           $1,844            $4,790
  International                            615              621             1,236
  State                                     80               96               176
                                  -------------   --------------   ---------------
                                        $3,641           $2,561            $6,202
                                  =============   ==============   ===============

 2001:
  Federal                               $3,029          $(1,093)           $1,936
  International                          1,951            1,533             3,484
  State                                     26             (201)             (175)
                                  -------------   --------------   ---------------
                                        $5,006             $239            $5,245
                                  =============   ==============   ===============



Deferred tax assets and liabilities as of December 28, 2003 and December 29, 2002, respectively, are comprised of the following:

(Dollars in Thousands)                                              December 28,      December 29,
                                                                         2003              2002
                                                                  ----------------  ----------------
Deferred tax assets:
   Accrued employee benefits and compensation                              $3,985            $7,211
   Accrued postretirement benefits                                          2,181             2,105
   Other accrued liabilities and allowances                                 3,182             2,807
   Investments in joint ventures, net                                       1,371                --
   Tax credit carry forwards                                                1,988             2,531
   Other                                                                      203                --
                                                                  ----------------  ----------------
Total deferred tax assets                                                  12,910            14,654
Less deferred tax asset valuation allowance                                 1,323               506
                                                                  ----------------  ----------------
Net deferred tax assets                                                    11,587            14,148
                                                                  ----------------  ----------------
Deferred tax liabilities:
   Depreciation and amortization                                           20,731            13,711
   Investments in joint ventures, net                                          --             3,713
   Other                                                                       --                47
                                                                  ----------------  ----------------
Total deferred tax liabilities                                             20,731            17,471
                                                                  ----------------  ----------------
Net deferred tax liability                                                $(9,144)          $(3,323)
                                                                  ================  ================


Deferred taxes are classified on the consolidated balance sheet at December 28, 2003 and December 29, 2002 as a net short-term deferred tax asset of $4,914,000 and $4,985,000, respectively, and a net long-term deferred tax liability of $14,058,000 and $8,308,000, respectively.

Income tax expense differs from the amount computed by applying the United States Federal statutory income tax rate to income before income tax expense. The reasons for this difference are as follows:



(Dollars in Thousands)                                                 2003          2002           2001
                                                                ------------  ------------   ------------
Tax expense at Federal statutory income tax rate                    $12,262        $8,683         $7,342
International tax rate differential                                     (62)         (619)           409
Net U.S. tax (foreign tax credit) on foreign earnings                (1,442)         (926)        (1,058)
General business credits                                               (900)         (582)          (400)
Nontaxable foreign sales income                                      (1,225)       (1,120)        (1,213)
State income taxes, net of Federal benefit                              276           114            102
Nontaxable dividend income from joint venture                          (840)           --             --
Valuation allowance change                                              817           122           (375)
Other                                                                  (127)          530            438
                                                                ------------  ------------   ------------

Income tax expense                                                   $8,759        $6,202         $5,245
                                                                ============  ============   ============



In December 2002, the Belgian government enacted a tax rate decrease effective for years ending in 2003 and later. All ending deferred tax balances attributable to Belgian operations were modified from the 40.17% tax rate to the new 33.99% tax rate for U.S. GAAP purposes to reflect this change. The 2002 international tax rate differential includes this reduction to the deferred international tax expense of $813,000, net of the current international tax expense in excess of the U.S. statutory tax rate of $194,000.

The tax credit carry forwards consist of general business credits of $447,000, $990,000 and $1,145,000, and alternative minimum tax credits of $1,541,000, $1,541,000 and $732,000 at December 28, 2003, December 29, 2002 and December 30,
2001, respectively. The general business credits begin to expire in 2023, the alternative minimum tax credits have no expiration.

A valuation allowance of $982,000, $420,000 and $384,000 at December 28, 2003, December 29, 2002 and December 30, 2001, respectively, is recorded for the net U.S. deferred tax asset associated with the excess foreign tax credits from undistributed foreign earnings available to offset resulting U. S. tax on future foreign source income. It is uncertain whether the net asset will be realized in future years due to the various foreign tax credit limitations imposed by the U.S. tax code. The Company also has recorded a valuation allowance of $341,000 and $86,000 at December 28, 2003 and December 29, 2002, respectively, for the net operating losses generated by the China subsidiary since its operations began in 2002. No tax benefit has been provided on the deferred tax asset since the subsidiary is in a cumulative loss position. The deferred tax asset valuation allowance increased by $817,000, $122,000 and decreased by $375,000 during 2003, 2002 and 2001, respectively. The Company recognized a U.S. deferred tax asset in 2003, 2002 and 2001 of $120,000, $2,080,000 and $1,319,000,
respectively, based on the Company's assessment of the realizability of deferred tax assets on a more likely than not basis.

Undistributed international earnings, on which United States income tax had not been provided, before available tax credits and deductions, amounted to $26,767,000 at December 28, 2003, $22,864,000 at December 29, 2002, and
$19,569,000 at December 30, 2001. Tax has not been provided on these undistributed earnings as it is the Company's practice and intention to continue to reinvest these earnings.

Income taxes paid were $2,218,000, $1,471,000, and $2,918,000, in 2003, 2002, and 2001, respectively.

NOTE I - SHAREHOLDERS' EQUITY AND STOCK OPTIONS


Accumulated balances related to each component of Accumulated Other
Comprehensive Income (Loss) are as follows:

                                                                      December 28,           December 29,
(Dollars in Thousands)                                                      2003                  2002
                                                                     -------------------------------------
Foreign currency translation adjustments                                       $8,909              $3,045
Minimum pension liability, net of $2,460 and $4,743
  in taxes in 2003 and 2002                                                    (4,014)             (7,738)
                                                                     -------------------------------------
Accumulated other comprehensive income (loss)                                  $4,895             $(4,693)
                                                                     =====================================


Under various plans the Company may grant stock options to officers and other key employees at exercise prices that range as low as 50% of the fair market value of the Company's stock as of the date of grant. To date virtually all such options have been granted at an exercise price equal to the fair market value of the Company's stock as of the date of grant. In general, regular employee options in the United States become exercisable over a four-year period from the grant date and expire ten years after the date of grant. Stock option grants are also made to non-employee directors, generally on a semi-annual basis. For such stock options, the exercise price is equal to the fair market value of the Company's stock and they are immediately exercisable and expire ten years after the date of grant. Stock grants in lieu of cash compensation are also made to non-employee directors.



Shares of capital stock reserved for possible future issuance are as follows:

                                                                           December 28,      December 29,
                                                                               2003              2002
                                                                         ----------------  ----------------
Shareholder Rights Plan                                                       20,681,915        20,243,264
Stock options                                                                  3,096,802         3,663,642
Rogers Employee Savings and Investment Plan                                       89,906            88,344
Rogers Corporation Global Stock Ownership Plan For Employees                     447,616           477,587
Long-Term Enhancement Plan                                                       111,771           115,308
Stock to be issued in lieu of deferred compensation                               42,730            41,635
                                                                         ----------------  ----------------
     Total                                                                    24,470,740        24,629,780
                                                                         ================  ================



Each outstanding share of Rogers' capital stock has attached to it a stock purchase right. One stock purchase right entitles the holder to buy one share of Rogers' capital stock at an exercise price of $60 per share. The rights become exercisable only under certain circumstances related to a person or group acquiring or offering to acquire a substantial block of Rogers' capital stock. In certain circumstances, holders may acquire Rogers' stock, or in some cases the stock of an acquiring entity, with a value equal to twice the exercise price. The rights expire on March 30, 2007 but may be exchanged or redeemed earlier. If such rights are redeemed the redemption price would be $ 0.005 per right.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants:


                                                                   2003           2002           2001
                                                    --------------------------------------------------
Risk-free interest rate                                            3.76%          3.11%          4.67%

Dividend yield                                                     0%             0%             0%

Volatility factor                                                 38.0%          36.3%          33.6%

Weighted-average expected life                                     6.8 years      6.1 years      6.1 years


A summary of the status of the Company's stock option program at year-end 2003, 2002, and 2001, and changes during the years ended on those dates is presented below:



                                       2003                      2002                       2001
                             ----------------------------------------------------------------------------------
                                          Weighted-
                                            Average                    Weighted-                  Weighted-
                                           Exercise                      Average                    Average
        Stock Options           Shares       Price        Shares      Exercise Price    Shares   Exercise Price
---------------------------------------------------------------------------------------------------------------
Outstanding at
 beginning of year             2,688,037       $21.66    2,314,821           $20.04   2,357,214         $17.12
Granted                          452,100        37.98      528,560            26.07     270,809          33.24
Exercised                       (561,610)       12.52     (152,177)           12.15    (307,051)          9.19
Cancelled                        (48,586)       28.65       (3,167)           30.44      (6,151)         22.84
                             ----------------------------------------------------------------------------------
Outstanding at end of year     2,529,941       $26.47    2,688,037           $21.66   2,314,821         $20.04
                             ==================================================================================
Options exercisable at
  end of year                  1,471,271                 1,807,673                    1,668,843
                             ==================================================================================
Weighted-average fair
  value of options
  granted during year                          $17.65                         $9.38                     $13.97
                             ==================================================================================


The following table summarizes information about stock options outstanding at December 28, 2003:



               Options Outstanding                             Options Exercisable
-----------------------------------------------------------------------------------------------


                                   Weighted-Average Weighted-                       Weighted-
Range of                              Remaining      Average                         Average
 Exercise     Number Outstanding     Contractual    Exercise   Number Exercisable    Exercise
 Prices       at December 28, 2003  Life in Years      Price   at December 28, 2003    Price
-----------------------------------------------------------------------------------------------
$3 to $11                  68,118             0.7       $8.78             68,118         $8.78
$12 to $28              1,401,301             6.0      $20.26            951,852        $17.63
$29 to $43              1,060,522             8.3      $35.82            451,301        $34.34
-----------------------------------------------------------------------------------------------
$3 to $43               2,529,941             6.8      $26.47          1,471,271        $22.35
-----------------------------------------------------------------------------------------------



In 2001, shareholders approved the Rogers Corporation Global Stock Ownership Plan For Employees, an employee stock purchase plan. The plan provides for the issuance of up to 500,000 shares of Company stock. Shares may be purchased by participating employees through payroll deductions that are made during prescribed offering periods with the actual purchases made at the end of each offering period. Currently, shares may be purchased at 85% of the stock's closing price at the beginning or end of each offering period, whichever is lower, and other rules have been established for participation in the plan.

NOTE J - COMMITMENTS AND CONTINGENCIES

LEASES

The Company's principal noncancellable operating lease obligations are for building space and vehicles. The leases generally provide that the Company pays maintenance costs. The lease periods range from one to five years and include purchase or renewal provisions at the Company's option. The Company also has leases that are cancellable with minimal notice. Lease expense was $1,063,000 in 2003, $1,481,000 in 2002, and $1,320,000 in 2001.

Future minimum lease payments under noncancellable operating leases at December 28, 2003, aggregate $1,347,000. Of this amount, annual minimum payments are $616,000, $382,000, $151,000, $65,000, and $52,000 for years 2004 through 2008, respectively.

CONTINGENCIES

The Company is subject to federal, state, and local laws and regulations concerning the environment and is currently engaged in proceedings related to such matters.

The Company is currently involved as a potentially responsible party ("PRP") in four active cases involving waste disposal sites. These proceedings are generally at a stage where it is still not possible to estimate the cost of remediation, the timing and extent of remedial action that may be required by governmental authorities, and the amount of liability, if any, of the Company alone or in relation to that of any other PRPs. Where it has been possible to make a reasonable estimate of the Company's probable liability, a provision has been established. Insurance proceeds have only been taken into account when they have been confirmed by or received from the insurance company. Actual costs to be incurred in future periods may vary from these estimates. Based on facts presently known to it, the Company does not believe that the outcome of these proceedings will have a material adverse effect on its financial position.

In addition to the above proceedings, the Company worked with the Connecticut Department of Environmental Protection ("CT DEP") related to certain polychlorinated biphenyl ("PCB") contamination in the soil beneath a section of cement flooring at its Woodstock, Connecticut facility. The Company completed clean-up efforts in 2000, monitored the site in 2001, 2002 and 2003, and will continue to monitor the site for the next two years. On the basis of estimates prepared by environmental engineers and consultants, the Company recorded a provision of $2.2 million prior to 1999 and based on updated estimates provided an additional $400,000 in 1999 for costs related to this matter. Prior to 2003, $2.5 million was charged against this provision. In 2003, expenses of $65,000 were charged against the provision. The remaining amount in the reserve is primarily for testing, monitoring, sampling and any minor residual treatment activity. Management believes, based on facts currently available, that the balance of this provision is adequate to complete the project.

In this same matter the United States Environmental Protection Agency ("EPA") alleged that the Company improperly disposed of PCBs. An administrative law judge found the Company liable for this alleged disposal and assessed a penalty of approximately $300,000. The Company reflected this fine in expense in 1998 but disputed the EPA allegations and appealed the administrative law judge's findings and penalty assessment. The original findings were upheld internally by the EPA's Environmental Appeals Board, and the Company placed that decision on appeal with the District of Columbia Federal Court of Appeals in 2000. In early January of 2002, the Company was informed that the Court of Appeals reversed the decision. As a result of this favorable decision, the $300,000 reserve for the fine was taken into income in 2001. However, subsequent to the favorable decision by the Court of Appeals, the EPA continued to pursue this issue and settlement discussions with the EPA were more protracted and difficult than originally anticipated. As such, the Company recorded $325,000 for legal and other costs associated with this matter in 2002. On January 16, 2003, a settlement agreement was signed with the EPA. The costs associated with the settlement included a cash settlement payment to the government of $45,000, which has been paid, a commitment to undertake two energy-related environmental improvements at its facilities, one of which has been completed, and a financial commitment for assistance to a local Woodstock, Connecticut Fire Department for emergency preparedness, which has also been completed. As such, the provision recorded is expected to be adequate to cover the requirements of the settlement.

On February 7, 2001, the Company entered into a definitive agreement to purchase the Advanced Dielectric Division ("ADD") of Tonoga, Inc. (commonly known as Taconic), which operates facilities in Petersburgh, New York and Mullingar, Ireland. On May 11, 2001, the Company announced that active discussions with Taconic to acquire the ADD business had been suspended and it was not anticipated that the acquisition would occur. Accordingly, $1.5 million in costs associated with this potential acquisition were written off during the second quarter of 2001. On October 23, 2001, the Company terminated the acquisition agreement. On October 24, 2001, Taconic filed a breach of contract lawsuit against the Company in the United States District Court for the District of Connecticut seeking damages in the amount of $25 million or more, as well as specific performance and attorneys' fees. In September 2002, a confidential settlement agreement concerning all matters raised in this litigation was negotiated and entered into. The settlement had no material impact on the 2002 results.

Over the past several years, there has been a significant increase in certain U.S. states in asbestos-related product liability claims against numerous industrial companies. The Company has been named, along with hundreds of other industrial companies, as a defendant in some of these cases. The Company strongly believes it has valid defenses to these claims and intends to defend itself vigorously. In addition, the Company believes that it has sufficient insurance to cover all material costs associated with these claims. Based upon past claims experience and available insurance coverage, management believes that the resolution of these matters will not have a material adverse effect on the consolidated financial position, results of operations, or cash flows of the Company.

In addition to the above issues, the nature and scope of the Company's business bring it in regular contact with the general public and a variety of businesses and government agencies. Such activities inherently subject the Company to the possibility of litigation, including environmental and product liability matters that are defended and handled in the ordinary course of business. The Company has established accruals for matters for which management considers a loss to be probable and reasonably estimable. It is the opinion of management that facts known at the present time do not indicate that such litigation, after taking into account insurance coverage and the aforementioned accruals, will have a material adverse effect on the financial position of the Company.

NOTE K - BUSINESS SEGMENT AND GEOGRAPHIC INFORMATION

As of December 28, 2003, the Company has ten business units and three joint ventures. The business units and joint ventures have been aggregated into three reportable segments: High Performance Foams, Printed Circuit Materials, and Polymer Materials and Components. Each segment has common management oversight, share common infrastructures, and each offers different products and services.

Printed Circuit Materials: There are three business units and two joint ventures in this segment. Laminate materials, that are primarily fabricated by others into circuits which are then used in electronic equipment for transmitting, receiving, and controlling electrical signals, are the products produced by these operations. These products tend to be proprietary materials which provide highly specialized electrical and mechanical properties to meet the demands imposed by increasing speed, complexity, and power in analog, digital, and microwave equipment. These materials are fabricated, coated and/or customized as necessary to meet customer demands and are sold worldwide.

High Performance Foams: This segment consists of three business units and one joint venture. The products produced by these operations consist primarily of high-performance urethane, silicone and polyolefin foams that are designed to perform to predetermined specifications where combinations of properties are needed to satisfy rigorous mechanical and environmental requirements. These materials are sold worldwide and for the most part are sold to fabricators and original equipment manufacturers.

Polymer Materials and Components: This segment is comprised of four business units. The products produced by these operations consist primarily of molded elastomer components, power distribution components, electroluminescent lamps and inverters and nonwoven materials. These products have been engineered to provide special performance characteristics to suit a wide range of markets and applications. These products are sold worldwide to a varied customer base.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on many factors including sales and operating income of the segments, the business units and the joint ventures.

The principal manufacturing operations of the Company are located in the United States, Europe and Asia. The Company markets its products throughout the United States and sells in foreign markets directly, through distributors and agents, and through its 50% owned joint ventures in Asia. Approximately 71%, 55%, and 57% of total sales were to the electronics industry in 2003, 2002, and 2001, respectively. Approximately 42%, 33%, and 34% of the Company's sales of products manufactured by U.S. divisions were made to customers located in foreign countries in 2003, 2002, and 2001, respectively. This includes sales to Europe of 8%, 12%, and 17%, sales to Asia of 31%, 18%, and 15%, and sales to Canada of 2%, 2%, and 1% in 2003, 2002, and 2001, respectively.

The electronics industry accounted for approximately 53%, 62%, and 63% at the end of 2003, 2002 and 2001, respectively, of the total accounts receivable due from customers. Accounts receivable due from customers located within the United States accounted for 32%, 45%, and 71% of the total accounts receivable owed to the Company at the end of 2003, 2002 and 2001, respectively.

Inter-segment and inter-area sales, which are generally priced with reference to costs or prevailing market prices, have been eliminated from the data reported in the following tables.

BUSINESS SEGMENT INFORMATION



(Dollars in thousands)
                                                                              Polymer
                                                      High      Printed  Materials and
                                               Performance      Circuit     Components
                                                      Foams    Materials                       Total
----------------------------------------------------------------------------------------------------
2003:
   Net sales                                       $69,482     $114,244       $59,603      $243,329
   Operating income                                  2,611       15,230         3,730        21,571
   Total assets                                     57,926      175,117        81,397       314,440
   Capital expenditures                             12,415        2,615         2,921        17,951
   Depreciation                                      2,593        7,945         2,984        13,522
   Joint venture equity income
      (loss)                                         2,161         (218)        4,628         6,571
----------------------------------------------------------------------------------------------------
2002:
   Net sales                                       $65,084      $82,419       $71,935      $219,438
   Operating income                                  8,052        4,802         1,320        14,174
   Total assets                                     59,520      135,062        63,119       257,701
   Capital expenditures                             13,877        7,072         1,733        22,682
   Depreciation                                      1,996        6,700         4,825        13,521
   Joint venture equity income
      (loss)                                         1,778         (351)        7,278         8,705
----------------------------------------------------------------------------------------------------
2001:
   Net sales                                       $49,745      $88,342       $77,950      $216,037
   Operating income                                  4,583        6,170         2,293        13,046
   Total assets                                     44,908      101,539        77,362       223,809
   Capital expenditures                                955       15,242         1,835        18,032
   Depreciation                                      2,165        6,152         4,630        12,947
   Joint venture equity income
      (loss)                                         1,557         (428)        1,994         3,123
----------------------------------------------------------------------------------------------------




Information relating to the Company's operations by geographic area is as follows:

(Dollars in thousands)
                                                                 Europe
                                             United States   (primarily
                                                                Belgium)          Asia         Total
----------------------------------------------------------------------------------------------------
2003:
Net sales                                        $157,276       $50,984       $35,069      $243,329
Long-lived assets                                 119,062        39,497         3,357       161,916
----------------------------------------------------------------------------------------------------
2002:
Net sales                                        $163,127       $41,834       $14,477      $219,438
Long-lived assets                                  91,274        34,707         1,234       127,215
----------------------------------------------------------------------------------------------------
2001:
Net sales                                        $165,321       $45,913        $4,803      $216,037
Long-lived assets                                  90,129        26,340            --       116,469
----------------------------------------------------------------------------------------------------



The net assets of wholly-owned foreign subsidiaries were $46,861,000 at December 28, 2003 $30,268,000 at December 29, 2002, and $23,691,000 at December 30, 2001.
Net income of these foreign subsidiaries was $4,725,000 in 2003, $2,744,000 in 2002, and $4,819,000 in 2001, including net currency transaction gains of $17,000 in 2003, $2,000 in 2002, and $117,000 in 2001.

NOTE L-RESTRUCTURING COSTS

In 2002, the Company incurred restructuring charges of approximately $2.2 million. These charges were associated solely with the severance benefits for 62 employees of which 48 had been terminated prior to the end of fiscal 2002. The remaining employees were notified prior to year-end and subsequently terminated at various dates in 2003. These workforce reductions were initiated in order to appropriately align resources with the Company's business requirements, given varied ongoing operational initiatives, including non-strategic business unit consolidations, plant rationalizations, outsourcing low value production and/or moving it to lower production cost environments, and support function reorganizations to streamline administrative activities. As of December 28, 2003, there was no balance remaining in the restructuring accrual as all of the accrual was used for its intended purpose.

In 2001 the Company incurred a restructuring charge in the amount of $500,000. This amount was primarily related to severance benefits for the termination of 19 employees in the Printed Circuit Materials segment which was associated with the merging of two business units within that segment. As of December 28, 2003, there was no balance remaining with respect to this charge.

NOTE M-ACQUISITIONS AND DIVESTITURES

Acquisitions

Durel Corporation

On September 30, 2003, the Company acquired from 3M Company ("3M") its 50% interest in Durel Corporation, a joint venture of Rogers and 3M, for $26 million in cash plus $0.5 million in closing costs. The acquisition allows Rogers to expand its market presence in Durel's core business lines, to position the Company for further growth in Durel's markets and gives the Company proprietary ownership over Durel's research and development capabilities. Effective September 30, 2003, the operations of Durel were fully integrated and consolidated into Rogers Corporation. The new business unit is called the Durel Division and its financial and operating results are included as part of Rogers' Polymer Materials and Components business segment. The acquisition has been accounted for as a purchase pursuant to SFAS No. 141, "Business Combinations". As such, the purchase price has been allocated to assets and liabilities based on their respective fair values at the date of acquisition. The following table contains the fair market value assigned to the respective assets and liabilities of Durel that were acquired by Rogers in the transaction.

(Dollars in thousands)

Cash                                                             $4,172
Accounts receivable, net                                          4,353
Inventory, net                                                    4,525
Property, plant and equipment, net                               11,367
Intangible assets                                                 3,108
Other assets                                                      1,363
                                                         ---------------
   Total assets                                                  28,888
Accounts payable and other accruals                               3,800
Accrued income taxes payable                                      1,111
Pension liability                                                 2,363
Deferred tax liability                                            1,799
                                                         ---------------
   Total liabilities                                              9,073
                                                         ---------------
Fair value of net assets acquired                                19,815
Basis difference in carrying value of Durel                       3,387
Elimination of deferred tax liability related to Durel            3,298
                                                         ---------------
Purchase price                                                  $26,500
                                                         ===============

In accordance with the purchase accounting rules of SFAS No. 141, the Company accounted for approximately $865,000 of negative goodwill that resulted from the transaction by allocating this goodwill to the acquired long-term assets proportionately based on their respective fair market values.

Of the intangible assets acquired, only the trademark is considered to have an indefinite life. Accordingly, the remaining intangibles will be amortized over their estimated useful lives. The amortization period for the non-compete agreement is four years and developed technology is thirteen years, which represents the average remaining useful life of the underlying patents. In-process research and development was amortized immediately in the fourth quarter of 2003.

In connection with the Company's purchase price allocation, the Company eliminated the basis difference between the carrying value of its investment in Durel and its one-half interest in the underlying shareholders' equity of Durel as of the acquisition date, which was due primarily to the Company's initial contribution to the joint venture that represented technology and was valued differently by the joint venture than it was on the Company's books. Consequently, this difference of $3.4 million was accounted for as part of the purchase price allocation.

At the acquisition date, the Company had a cumulative deferred tax liability of approximately $3.3 million related to the equity income from Durel that was recorded for book purposes, but was not yet taxable. This amount was eliminated as part of the purchase accounting as Rogers will not be liable for this amount.

The following table contains pro-forma financial information for the Company's consolidated results of operations assuming the Company had owned Durel for the two-year period ending December 28, 2003:

                                    2003            2002
                        ---------------------------------

Net sales                       $294,660        $303,500
Operating income                  29,553          35,560
Net income                        30,867          27,388
Earnings per share
   Basic                           $1.96           $1.77
   Diluted                          1.89            1.71


Cellect LLC

As of December 31, 2001 (the beginning of fiscal year 2002), the Company acquired certain assets of the high performance foam business of Cellect LLC ("Cellect") for approximately $10 million in cash, plus a potential earn-out in five years based upon performance. While there is no contractual limitation on the earn-out, the actual earn-out will be determined and affected by the sales and profitability growth through 2006 as compared to the base year of 2001. These assets included intellectual property rights, machinery and equipment, inventory, and customer lists for portions of the Cellect plastomeric and elastomeric high performance polyolefin foam business. The acquisition was accounted for as a purchase pursuant to SFAS No. 141. As such, the purchase price has been allocated to property, plant and equipment and intangible assets based on their respective fair values at the date of acquisition. The following table summarizes the estimated fair values of the acquired assets on the date of acquisition:

                                                         In thousands
                                                      ------------------

Purchase price                                                  $10,000
Acquisition costs                                                   226
                                                      ------------------
                                                                 10,226
Less identified tangible/intangible assets:
 Property, plant and equipment                                    1,600
 Trademarks                                                       1,200
 Technology                                                       4,200
 Covenant not-to-compete                                            600
                                                      ------------------
                                                                  7,600
                                                      ------------------
Goodwill                                                         $2,626
                                                      ==================

Of the intangible assets acquired, only the covenant not-to-compete is considered to not have an indefinite life. Accordingly, the remaining intangibles will not be amortized, but will be reviewed for impairment on an annual basis. The amortization period for the covenant not-to-compete is three years and amortization commences in 2007, subsequent to the completion of the earn-out period.

In connection with this acquisition, the Company entered into various operating and financing agreements with Cellect to purchase certain production from Cellect while the Company completed construction of a plant facility in Carol Stream to manufacture the products acquired from Cellect. The Company has a note receivable and accounts receivable of $1.8 million and $2.9 million, respectively, at December 28, 2003 from Cellect associated with these agreements that stem from the Company funding the operation to support Cellect's supply requirements. Any residual amount in accounts receivable is due at the conclusion of the supply agreement (currently June 30, 2004). The note receivable is due in January 2007, which corresponds to the date upon which any earn-out payments under the acquisition agreement are due. The risk of collection on these balances is mitigated by the production purchases from Cellect, right of offset on production purchases and any earn-out payments, as well as the Company's security interest in substantially all the assets of Cellect as collateral on the note arrangement.

Divestitures

Moldable Composites Division

On November 18, 2002, the Company completed the divestiture of its Moldable Composites Division ("MCD"), located in Manchester, Connecticut. MCD, which was included in the Company's Polymer Materials and Components segment, was sold to Vyncolit North America Inc., a subsidiary of the Perstorp Group, Sweden. Under the terms of the agreement, the Company expects to receive a total of approximately $21.0 million for the business assets (excluding the intellectual property) and a five-year royalty stream from the intellectual property license. Half of the $21.0 million was paid in cash upon consummation of the transaction. A note receivable, which bears interest at the rate of LIBOR plus 1%, was provided for the remainder of the sales price which will be paid over a five-year period. The first installment of $2.1 million plus accrued interest was received in the fourth quarter of 2003. There was no material gain or loss on the sale transaction.

NOTE N - SUBSEQUENT EVENTS

Acquisition of KF Inc.

On January 30, 2004, the Company announced its acquisition of KF Inc. ("KF"), a Korean manufacturer of liquid level sensing devices for the automotive market, through a stock purchase agreement of approximately $3.5 million. In fiscal 2003, sales of KF were approximately $3 million. Under the terms of the agreement, KF has become a wholly owned subsidiary of Rogers and will be included in Rogers' consolidated results in the first quarter of fiscal 2004. The acquisition will be accounted for as a purchase pursuant to SFAS No. 141. As such, the purchase price will be allocated to assets and liabilities based on their respective fair values at the date of acquisition.

Windham, Connecticut Plant Closure

On January 21, 2004, the Company announced that it would cease operations at its Windham, Connecticut facility by the end of 2004. The manufacturing operations for Rogers molded polyurethane materials and its nitrile rubber floats, currently manufactured at the plant, will be relocated to the Company's facility in Suzhou, China. Charges associated with the transaction are projected to be slightly above $2 million and are expected to be recognized in the financial statements during the course of 2004, which are anticipated to be partially offset by related cost savings.

REPORT OF ERNST & YOUNG LLP,
INDEPENDENT AUDITORS

Board of Directors and Shareholders
Rogers Corporation

We have audited the accompanying consolidated balance sheets of Rogers Corporation and subsidiaries as of December 28, 2003 and December 29, 2002, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three fiscal years in the period ended December 28, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Rogers Corporation and subsidiaries at December 28, 2003 and December 29, 2002, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended December 28, 2003, in conformity with accounting principles generally accepted in the United States.

As discussed in Note A to the consolidated financial statements, effective December 31, 2001, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

                                            ERNST & YOUNG LLP

Boston, Massachusetts
February 3, 2004

QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

(Dollars in Thousands, Except Per Share Amounts)



                                                            Basic        Diluted
                     Net    Manufacturing       Net       Net Income    Net Income
       Quarter      Sales      Profit          Income     Per Share     Per Share
-----------------------------------------------------------------------------------
2003   Fourth*    $ 85,795    $ 28,621      $      8,995    $   .57    $   .54
       Third        56,497      18,706             6,329        .40          .39
       Second       49,159      14,726             5,212        .33        .32
       First        51,878      16,488             5,739        .37        .36
-----------------------------------------------------------------------------------
2002   Fourth     $ 51,516    $ 17,853      $  5,422        $   .35    $   .34
       Third        56,034      17,463             4,770          .31      .30
       Second       57,330      17,696             4,531          .29      .28
       First        54,558      16,243             3,884          .25      .24
-----------------------------------------------------------------------------------


* Results of operations of Durel are included in the Company's 2003 fourth quarter consolidated results of operations. Durel's net sales included in the Company's consolidated results for this period were $20.8 million.

CAPITAL STOCK MARKET PRICES

The Company's capital stock is traded on the New York Stock Exchange. The following table sets forth the composite high and low closing prices during each quarter of the last two years on a per share basis.



                        2003                           2002
--------------------------------------------------------------------

Quarter            High        Low               High        Low
--------------------------------------------------------------------
Fourth          $  45.75   $  30.63            $ 26.39    $  20.65
Third              33.70      27.27              28.85       23.35
Second             34.50      29.72              35.80       26.25
First              31.14      23.10              34.00       27.20